FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August, 2003

CIMATRON LTD.
(Translation of registrant’s name in English)

11 Gush Etzion, Givat Shmuel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimatron Limited BY: /S/ Micha Ronen —————————————— Micha Ronen Chief Financial Officer

Dated: August 6, 2003

TO BUSINESS AND TECHNOLOGY EDITORS:

Nitzan Sapir to Leave Position as President and CEO of Cimatron

        GIVAT SHMUEL, Israel, Aug. 6 Mr. Nitzan Sapir today announced to the Board of Directors of Cimatron Ltd. (Nasdaq: CIMT) that he intends to leave his position as President and CEO of the Company. To assure a smooth transition, Mr. Sapir will continue in his position until a new CEO is chosen and will remain available for consultation afterwards.

        In response, Mr. Rimon Ben Shaul, Cimatron’s Chairman of the Board, said, “We are grateful to Nitzan for his three-and-a-half year contribution to Cimatron. Nitzan built and led a strong team which was successful in transforming a crisis, high-loss situation into profitability, and preparing the infrastructure for future growth. Nitzan leaves behind him a portfolio of innovative products and effective worldwide sales channels — a good basis for our confidence in the company and its future. We wish him good luck in his future endeavors.”

    Mr. Nitzan Sapir commented, “I am proud of the successful turnaround that we have achieved over the last three-and-a-half years. With innovative products that meet growing market needs, a global customer base, and worldwide distribution channels, Cimatron is well-positioned to grow and prosper in the future.”

       About Cimatron

        Cimatron Ltd. (Nasdaq: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron provides mold, tool and die makers with comprehensive solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and shorten product delivery time. Worldwide, Cimatron’s leading solutions are used by in more than 15,000 installations for 8,500 customers in the automotive, consumer plastics, and electronics industries.

        Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and distributor network are located in over 35 countries to serve customers with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

        This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

      Company Contact
      Micha Ronen, CFO
      Cimatron Ltd.
      972-3-531-2121
      michar@cimatron.com

Cimatron Reports Results for the Second Quarter and First Half of 2003

- Growth in Revenues, Margins, Profit, and Cash -

        GIVAT SHMUEL, Israel, Aug. 6 Cimatron Ltd. (Nasdaq: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced results for the second quarter and six months ended June 30, 2003.

        Revenues for the second quarter of 2003 were $5.6 million, an increase of 9% compared to $5.1 million for the first quarter of 2003, and 3% compared to $5.4 million for the parallel quarter of 2002. Gross margin for the period was 79% compared to 77% for both the first quarter of 2003 and second quarter of 2002. Net profit for the quarter was $220,000, or $0.03 per share, compared to a net loss of $(219,000), or $(0.03) per share for the first quarter of 2003, and net profit of $101,000, or $0.01 per share for the parallel quarter of 2002.

        For the first six months of 2003, revenues were $10.7 million, unchanged from the first half of 2002. Gross margin for the first half increased to 78% from 77% for the parallel period of 2002. The Company achieved breakeven for the period, compared to a net profit of $245,000, or $0.03 per share, for the first half of 2002.

        As of June 30, 2003, the Company’s cash, equivalents, and short term investments totaled $10.5 million, an increase of 30% compared to $8.1 million as of December 31, 2002.

        Commenting on the results, Mr. Nitzan Sapir, President and CEO of Cimatron, said, “We are pleased to report growth across all metrics for the second quarter, reflecting steady progress on all strategic fronts. Our revenues include the initial contribution of new sales subsidiaries in China and the U.K., both of which are ramping up activities in line with our plans. Improved gross, operating, and net margins derive from the success of our ongoing efficiency efforts, which have enabled us to reduce expenses even while absorbing the costs of opening new subsidiaries. All these factors, coupled with successful collection efforts, contributed to the quarter’s healthy cash flow.

        “To extend our technology leadership, we continue with aggressive R&D. Our current focus is the final development and testing of new versions of Cimatron E, our flagship product, and QuickNC, our innovative NC solution, both scheduled for launch towards the end of the year. These new versions, together with our enhanced sales channels, will help us achieve our goals for 2003.”

        As announced in a parallel press release, Mr. Sapir today announced his intention to leave his position as President and CEO of the company. To assure a smooth transition, Mr. Sapir will continue in his position until a new CEO is chosen, and will remain available afterwards for consultation. In response to the announcement, Mr. Rimon Ben Shaul, Cimatron’s Chairman of the Board, said, “Nitzan built and led a strong team which was successful in transforming a crisis, high-loss situation into profitability, and preparing the infrastructure for future growth. Nitzan leaves behind him a portfolio of innovative products and effective worldwide sales channels — a good basis for our confidence in the company and its future. We wish him good luck in his future endeavors.”

      About Cimatron

        Cimatron Ltd. (Nasdaq: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron provides mold, tool and die makers with comprehensive solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and shorten product delivery time. Worldwide, Cimatron’s leading solutions are used by in more than 15,000 installations for 8,500 customers in the automotive, consumer plastics, and electronics industries.

        Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and distributor network are located in over 35 countries to serve customers with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

        This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

      Company Contact
      Micha Ronen, CFO
      Cimatron Ltd.
      972-3-531-2121
      michar@cimatron.com

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2003 (Unaudited)	March 31, 2003 (Unaudited)
ASSETS
CURRENT ASSETS:
Total Cash, cash equivalents and
short-terms investments	$10,497	$9,688
Other current assets	7,367	7,383
Total current assets	$17,864	$17,071

Deposits with insurance companies
and severance pay fund	2,936	2,608

Net property and equipment	1,011	921

Total other assets	2,393	2,493
Total assets	$24,204	$23,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	6,407	6,202

Accrued severance pay	3,306	2,949

Total shareholders' equity	14,491	13,942
Total liabilities and
shareholders' equity	$24,204	$23,093

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(unaudited)		(Unaudited)
Total revenue	5,570	5,411	10,672	10,731

Total cost of revenue	1,188	1,265	2,350	2,508

Gross profit	4,382	4,146	8,322	8,223

Research and development
expenses, net	1,378	1,547	2,755	2,865

Selling, general and
administrative expenses	2,998	2,862	5,978	5,516
Operating income (loss)	6	(263)	(411)	(158)

Net income (loss)	$220	$101	$1	$245
Net income (loss) per share	$0.03	$0.01	-	$0.03

Weighted average number of
shares outstanding	7,835	8,001	7,842	8,001